Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 1 / 7 Announcement Summary Entity name RIO TINTO LIMITED Date of this announcement Monday July 26, 2021 The +securities the subject of this notification are: Total number of +securities to be issued/transferred ASX +security code Security description Total number of +securities to be issued/transferred Issue date RIOAL SHARE RIGHTS 113,515 19/07/2021 Refer to next page for full details of the announcement +Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX EXHIBIT 99.11

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 2 / 7 Part 1 - Entity and announcement details 1.1 Name of entity RIO TINTO LIMITED We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities. 1.2 Registered number type ABN Registration number 96004458404 1.3 ASX issuer code RIO 1.4 The announcement is 1.5 Date of this announcement 26/7/2021 New announcement

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 3 / 7 Part 2 - Issue details 2.1 The +securities the subject of this notification are: 2.2a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which: has an existing ASX security code ("existing class") +Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 4 / 7 Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B ASX +security code and description RIOAL : SHARE RIGHTS Date the +securities the subject of this notification were issued 19/7/2021 Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class Were any of the +securities issued to +key management personnel (KMP) or an +associate? Provide details of the KMP or +associates being issued +securities. Name of KMP Name of registered holder Number of +securities Sinead Kaufman Computershare Trustees (Jersey) Limited on behalf of Ms Kaufman 11 Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms Rio Tinto Limited Global Employee Share Plan (myShare) was approved by the shareholders at the 2021 annual general meeting and the terms of myShare is set out in the Notice of Meeting at: https://www.asx.com.au/asxpdf/20210308/pdf/44tfy5dwg3nsp1.pdf Any other information the entity wishes to provide about the +securities the subject of this notification Ms Kaufman was granted conditional rights (Matching Share Rights) to Rio Tinto Limited ordinary shares (Shares) under the Rio Tinto Limited Global Employee Share Plan (myShare). Yes Yes

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 5 / 7 Issue details Number of +securities 113,515

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 6 / 7 Part 4 - +Securities on issue Following the issue, conversion or payment up of the +securities the subject of this application, the +securities of the entity will comprise: (A discrepancy in these figures compared to your own may be due to a matter of timing if there is more than one application for quotation/issuance currently with ASX for processing.) 4.1 Quoted +Securities (Total number of each +class of +securities quoted) ASX +security code and description Total number of +securities on issue RIO : ORDINARY FULLY PAID 371,216,214 4.2 Unquoted +Securities (Total number of each +class of +securities issued but not quoted on ASX) ASX +security code and description Total number of +securities on issue RIOAI : SPECIAL VOTING SHARE 1 RIOAK : DLC DIVIDEND SHARE 1 RIOAL : SHARE RIGHTS 3,866,392

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 7 / 7 Part 5 - Other Listing Rule requirements 5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1? 5.2 Has the entity obtained, or is it obtaining, +security holder approval for the issue under listing rule 7.1? 5.2b Are any of the +securities being issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1? 5.2b.1 How many +securities are being issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1? 113,515 5.2c Are any of the +securities being issued without +security holder approval using the entity's additional 10% placement capacity under listing rule 7.1A (if applicable)? No Yes No No